United States securities and exchange commission logo





                           December 15, 2021

       Victoria Grace
       Chief Executive Officer
       Pivotal Holdings Corp
       The Offices 4, One Central
       Dubai World Trade Centre
       Dubai, United Arab Emirates

                                                        Re: Pivotal Holdings
Corp
                                                            Amendment No. 2 to
                                                            Registration
Statement on Form F-4
                                                            Filed November 15,
2021
                                                            File No. 333-259800

       Dear Ms. Grace:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 28, 2021 letter.

       Amendment No. 2 to Registration Statement on Form F-4

       Cover Page

   1. We note your response to comment 1. Please provide an estimate of the current per-share exchange ratio or tell
us why you are unable to do so.
 Victoria Grace
FirstName  LastNameVictoria Grace
Pivotal Holdings Corp
Comapany15,
December   NamePivotal
              2021     Holdings Corp
December
Page 2    15, 2021 Page 2
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Risk Factors
"Swvl does not have written contractual arrangements in place with certain of its historically material customers", page 43

2. We note that your revised disclosure in response to comment 9 suggests an increase in the percentage of revenue derived from material customers without a written contractual arrangement. In this regard, we note your disclosure that TaaS customers with non-
         contractual arrangements "made up approximately. . .10% of Swvl's revenue in . . . the first half of fiscal year 2021." Please clarify whether you expect such trend to continue in the future and expand your disclosure to discuss the potential impact on your results of operations if the counterparties do not perform under such arrangements, if material. In this regard, we note your disclosure that while you are in the process of entering into definitive documentation to govern these relationships, there is "no guarantee such definitive documentation will ultimately be entered into, and there are no assurances entry into such definitive documentation would allow Swvl to enforce claims against such counterparties for actions taken prior to entry into such agreements." "Uncertainties with respect to the legal systems in the jurisdictions . . .", page 45

3. We note your amended disclosure in response to comment 10 that "Swvl has reimbursed, and expects to continue to reimburse, drivers for the costs of such fines." Please quantify the reimbursements for these expenses for the periods presented, if material.
Background of the Business Combination, page 108

4. We note your response to comment 18, and your amended disclosure throughout this section. Where you discuss the topics considered at each meeting generally, please amend your disclosure to provide the specific issues or terms discussed by the parties in attendance. For example, you disclose on page 112 that the parties discussed "the amount of funds to be available to the post-combination company upon the closing of the transaction, a forfeiture of Sponsor's SPAC Class B Ordinary Shares depending on the size of the PIPE Financing, the voting and/or non-redemption commitments anticipated to be obtained from certain SPAC shareholders, the size of the board of the combined company and the duration of the restrictions on the transfer of the combined company shares held by certain Swvl shareholders and the Sponsor," and on page 117, that discussion included "[t]he primary unresolved due diligence items at the time included anti-corruption, data privacy and cybersecurity, licensing, employment and material contract matters." Please disclose the specific minimum cash requirements discussed, the actual size of the board negotiated, the specific voting commitments, etc.
5.       We note your response to comment 25, but we are not persuaded by your response.
         Please provide us with a detailed legal analysis explaining why you believe the identity and compensation of the Consultant are not material to investors. Please also provide us with a more detailed legal analysis as to why the Consultant's presentation does not fall
 Victoria Grace
FirstName  LastNameVictoria Grace
Pivotal Holdings Corp
Comapany15,
December   NamePivotal
              2021     Holdings Corp
December
Page 3    15, 2021 Page 3
FirstName LastName
         within the purview of Item 4(b) of Form F-4. In this regard, we note your response that
         "none of these materials opined on the value of Swvl or the fairness of the consideration offered in the Business Combination or made any recommendations whether SPAC should or should not proceed with the Business Combination;" however,
Item 4(b) of
         Form F-4 relates to a report, opinion, or appraisal "materially relating to the transaction,"
         and is not limited to fairness evaluations or recommendations to proceed. Alternatively, please amend your disclosure to identify the Consultant and quantify the compensation paid to the Consultant, and revise your disclosure to provide the information required by
         Item 4(b) and 21(c) of Form F-4.
6. We note your response to comment 21, and your amended disclosure that "a preliminary valuation [was] based on certain business and financial information regarding Swvl's business and future prospects and benchmarking various peer companies." To provide additional context to investors for the basis of the $1 billion valuation of Swvl, please amend your disclosure to clarify the "certain business and financial information"
         considered and disclose the various peer companies used for benchmarking, including their respective valuations.
Potential Purchases of SPAC Public Shares, page 136

7.       We note your response to comment 32, including that the SPAC and
Company are in
         discussions with a third party to potentially purchase securities and "any such purchases
         by Sponsor, SPAC   s directors, officers or advisors or any of their
respective affiliates
         would only be made in compliance with applicable law, including Rule 14e-5 of the
         Exchange Act." Please provide us with a detailed legal analysis describing the exception to Rule 14e-5 under which these purchases could be made.
Information about Swvl
Pricing, page 190

8. We note your disclosure on page 191 that your per rider revenue generation has increased over time. It is noted that to measure per rider revenue generation, you calculate the per rider revenue generated by all new riders in a given month and track the per rider revenue attributable to those specific riders in subsequent months. Please tell us if per rider revenue is calculated utilizing IFRS revenue or the non-IFRS measure, gross sales. In addition, please tell us your consideration of including new riders as a metric.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Swvl
Factors Affecting Our Business and Results of Operations, page 201

9. We note "[n]ew riders in each of fiscal year 2019, fiscal year 2020 and the six months ended June 30, 2021 accounted for approximately 18.2%, 15.5% and 25.1% of our revenue, respectively." Please tell us if your calculations are based on IFRS revenue or the non-IFRS measure, gross sales.
 Victoria Grace
FirstName  LastNameVictoria Grace
Pivotal Holdings Corp
Comapany15,
December   NamePivotal
              2021     Holdings Corp
December
Page 4    15, 2021 Page 4
FirstName LastName



10. We note your response to comment 47 and your amended disclosure on page 201, including that new riders include unique users taking their first ride with Swvl. Please clarify how you identify unique users, including if your method of doing so could result in your counting the same user as a unique user multiple times, and any related risks.
Key Business and Non-IFRS Financial Measures, page 211

11. Please tell us how you distinguish between "bookings," "riders," and "seats," and whether these terms are utilized interchangeably.
Gross Sales, page 212

12. We note your disclosure that gross sales is a non-IFRS financial measure which reflects revenue adjusted to exclude the effects of end-user discounts and promotions, sales refunds, uncollected cash or sales waiver. Please tell us what percentage of customers utilize end-user discounts and promotions, sales refunds, uncollected cash and sales waivers and whether they are integral to your business model.
Gross Sales Less Captains Costs, page 213

13. Please tell us what is included in captain costs and why this adjustment is useful and important from an investor standpoint.
Reconciliation of Non-IFRS Measures
Reconciliation from Revenue to Gross Sales and Gross Sales Less Captain Costs, page 214

14. We have read your response to comment 49 and it does not appear to have addressed our comment; therefore, it is being reissued. We note that your presentation of gross revenue excludes the impact of incentives which are reductions to your revenue recorded under
         IFRS 15. Please tell us how you determined that these adjustments do not result in a tailored recognition and measurement method. Refer to Question 100.04 of the Staff's
         Compliance and Disclosure Interpretations on Non-GAAP Financial
Measures.
15. We have reviewed your response to comment 50 and note that it does not appear to address our comment; therefore, it is being reissued. Please revise to reconcile gross sales less captain costs to gross profit/loss which is the most directly comparable IFRS measure, as required by Item 10(e)(1)(i) of Regulation S-K.
Beneficial Ownership of Securities, page 270

16. We note your response to comment 52, including that the investment and voting decisions of DiGame Africa are made by a majority of the five directors on the board of DiGame
         Investment Company, and the investment and voting decisions of VNV (Cyprus) Limited are made by a majority of the five individuals that serve on the board of VNV (Cyprus)
         Limited. Please identify the five individuals for each of DiGame Investment Company
 Victoria Grace
Pivotal Holdings Corp
December 15, 2021
Page 5
         and VNV (Cyprus) Limited that control the voting decisions of each entity, respectively.
Note 7- Shareholders' Equity, page F-18

17. We note that you offered 34,500,000 Class A ordinary shares as part of your initial public offering of units, but show only 30,153,944 Class A ordinary shares subject to possible redemption in your balance sheet. Please tell us how you considered the guidance in ASC
         480-10-S99-3A, which requires securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3)
         upon the occurrence of an event that is not solely within the control of the issuer, in concluding that all 34,500,000 Class A ordinary shares were not required to be presented outside of permanent equity and part of shares subject to possible redemption. To the extent you identify errors in your financial statements please explain your consideration of the guidance in ASC 250-10-45 for the correction of an error and provide us with a materiality analysis using ASC 250-10-S99-1.
Swvl Inc. and its subsidiaries
Notes to the consolidated financial statements
Note 2.19 Revenue recognition, page F-77

18. We note your response to comment 55 and your additional disaggregation of revenue by your offerings - business to business and business to consumer. Please explain why you did not also revise the notes to the financial statements for fiscal year ended December 31,
         2020. We note you updated your management   s discussion and analysis
of financial
         condition and results of operations for the fiscal year.
16. Revenue
16.1 Revenue reconciliations, page F-98

19. We note your response to comment 57 that "gross revenue" is an IFRS 15 term. Please provide us with a detailed discussion of what "gross revenue" represents and cite the specific authoritative literature that supports gross revenue as an IFRS measure.
Exhibit 23.1, page II-3

20. Please advise your independent registered public accounting firm to provide an updated auditor consent.
General
FirstName LastNameVictoria Grace
21. We note your revised disclosure on pages vii-viii in response to comment 58 and reissue
Comapany    NamePivotal
       the comment        Holdings
                     in part. ClarifyCorp
                                      whether recent common stock trading
prices exceed the
       threshold
December         thatPage
           15, 2021   would
                          5 allow the company to redeem public warrants.
FirstName LastName
 Victoria Grace
FirstName  LastNameVictoria Grace
Pivotal Holdings Corp
Comapany15,
December   NamePivotal
              2021     Holdings Corp
December
Page 6    15, 2021 Page 6
FirstName LastName
       You may contact Scott Stringer at (202) 551-3272 or Angela Lumley at
(202) 551-3398 if
you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Jennifer Lopez-Molina at (202) 551-3792 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services